FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2007

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F[ ]	Form 40 F[ X ]

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No [ X ]

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

Material Change Report dated December 31, 2007

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: December 31, 2007	By: /s/ Peter Barnes
Name

Its: President and Chief Executive Officer
(Title)

FORM 51-102F3

     MATERIAL CHANGE REPORT
UNDER NATIONAL INSTRUMENT 51-102

1.	Name and Address of Company

Silver Wheaton Corp. (“Silver Wheaton”)
666 Burrard Street, Suite 3150
Vancouver, British Columbia V6C 2X8

2.	Date of Material Change

December 20, 2007

3.	News Release

A news release with respect to the material change referred to in this report was disseminated through Marketwire on December 20, 2007 and filed on the system for electronic document analysis and retrieval (SEDAR).

4.	Summary of Material Change

Silver Wheaton signed a binding letter agreement to purchase between 45% and 90% of the life-of-mine silver to be produced by the Rosemont Copper Project (“Rosemont”), a 100%-owned property of Augusta Resource Corporation (“Augusta”). Augusta must elect the percentage of life-of-mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008.

5.	Full Description of Material Change

Silver Wheaton signed a binding letter agreement to purchase between 45% and 90% of the life-of-mine silver to be produced by Rosemont, a 100%-owned property of Augusta. Augusta must elect the percentage of life-of-mine silver subject to the transaction, which will be between a minimum of 45% and a maximum of 90%, on or before March 31, 2008.

Subject to the finalization of the structure of the transaction, including tax considerations, Silver Wheaton will pay an upfront cash payment ranging in value from US$135 million to US$165 million to acquire 45% of the payable silver, or US$240 million to US$320 million to acquire 90% of the payable silver, produced for the life-of-mine.

The upfront payment will be made on a drawdown basis to fund construction of the mine as construction milestones are achieved. Silver Wheaton will not be required to pay any further ongoing per ounce payments for silver delivered from Rosemont and is not required to fund or contribute to ongoing capital expenditures. Augusta will provide a completion guarantee with certain minimum production criteria by a certain date.

The transaction is subject to (a) Augusta receiving all necessary permits to construct and operate a mine in accordance with their August 2007 Rosemont Feasibility Study, (b) Augusta having entered into committed arrangements for sufficient financing to construct and operate the mine, and (c) execution by the parties of definitive agreements on or before June 30, 2008 as well as receipt of any required regulatory approvals and third-party consents.

The tax structuring and decision on the percentage of silver to be sold is expected to be finalized by March 31, 2008, and the transaction is expected to close in the second quarter of 2008.

Cautionary Note Regarding Forward Looking Statements

This material change report contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the expected future silver sales by Silver Wheaton and Augusta and the amount of estimated future production from Silver Wheaton’s current and expected silver streams, including the Rosemont Project. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, “will be” or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton or Augusta to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: permitting, financing and/or construction risks associated with the Rosemont Project, cost overruns, unforeseen litigation and/or regulatory matters adversely affecting the Rosemont Project, the absence of control over the Rosemont Project and other mining operations from which Silver Wheaton purchases silver and risks related to these mining operations, including risks related to international operations, actual results of current exploration activities, actual results of current reclamation activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

6.	Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable.

7.	Omitted Information

Not applicable.

8.	Executive Officer

For further information, contact Peter Barnes, President and Chief Executive Officer of Silver Wheaton Corp. at (604) 684-9648.

9.	Date of Report

December 31, 2007.